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                 July 8, 2020

       Jack Peurach
       Chief Executive Officer
       Ekso Bionics Holdings, Inc.
       1414 Harbour Way South, Suite 1201
       Richmond, CA 94804

                                                        Re: Ekso Bionics
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 2, 2020
                                                            File No. 333-239679

       Dear Mr. Peurach:

              This is to advise you that we have not reviewed and will not review your registration statement.

              Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3574 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Alfredo B. D. Silva,
Esq.